EXHIBIT 99.2

CDT Environmental Technology Investment Holdings Limited Receives Three New Utility Model Patent Allowances from the China National Intellectual Property Administration (CNIPA)

Newly granted intellectual property supports the Company’s waste management platform featuring new AI-powered intelligent waste-sorting technologies

Shenzhen, China, May 02, 2024 (GLOBE NEWSWIRE) – CDT Environmental Technology Investment Holdings Limited (NASDAQ: CDTG) (“CDT”), a leading provider of waste treatment systems and services throughout China, announces the granting of three patents from the China National Intellectual Property Administration (CNIPA), each in support of the Company’s waste management methodologies and technology offerings.

Patent #202322542684.5, titled, “A Sludge Drying Device,” is the Company’s newly-patented, energy-saving, highly efficient, and environmentally friendly apparatus designed to address the shortcomings of existing technologies. The utility model patent is designed to counter high energy consumption, low efficiency, and the presence of secondary pollution during the waste drying process.

Patent #202322542851.6, titled, “A Wastewater Treatment Device for Nitrogen and Phosphorus Removal,” covers the Company’s designed to remove nitrogen and phosphorus from wastewater in order to reduce environmental pollution. The device is meant to solve the current problem in which these minerals cannot be fully stirred with the water, resulting in a waste of chemicals. The CDT device is considered more efficient in conserving them.

Patent #202322542588.0, titled, “Highly Efficient Waste Anaerobic Fermentation Device,” was developed after the Company’s AI-powered intelligent waste sorting technology. It is designed to obtain organic slurry and high-concentration filter pressed liquid through mechanical liquefaction (high-pressure squeezing), which would then undergo standardized treatment.

“These patents underscore our dedication to staying at the forefront of our industry, demonstrating creativity, ingenuity and resolve in order to address common issues associated with wastewater management for our customers,” remarked Yunwu Li, Chief Executive Officer of CDT. “From simple filtration devices to highly refined bolt-ons connected with our AI-powered technology, CDT continues to provide a platform founded in leadership and innovation, continually striving to provide our customers with valuable benefits and features.”

About CDT Environmental Technology Investment Holdings Limited

CDT, headquartered in Shenzhen, China, is a leading national player in China's waste treatment sector that designs, develops, manufactures, sells, installs, operates and maintains sewage treatment systems and provides sewage treatment services in China, and is dedicated to promoting sustainable development through innovative solutions. Founded by pioneers in waste treatment, CDT aims to advance next-generation technologies that directly address environmental challenges and promote sustainable solutions. CDT is a recognized brand in China and is committed to innovation and customer satisfaction.

CDT’s mission is to help its customers achieve their critical infrastructure objectives while enabling positive change in technological environmental protection. It collaborates with industry leaders, environmental experts, and stakeholders to develop and implement advanced waste treatment solutions. Recently listed on the Nasdaq Capital Market, CDT is a prominent player in the waste treatment market, capable of providing comprehensive solutions to diverse customer needs, and has completed more than 150 plants across China.

For more information, visit CDT’s website at https://www.cdthb.cn.

Forward Looking Statements

This press release contains forward-looking statements that are based on the beliefs and assumptions of the management of CDT and on information currently available to such management. These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond CDT’s control. Words such as “will,” “future,” “expects,” “believes,” and “intends,” or similar expressions, are intended to identify forward-looking statements. All statements, other than statements of historical fact, contained in this press release, including statements regarding future events, future financial performance, business strategy and plans, and objectives of CDT for future operations, are forward-looking statements. Although CDT does not make forward-looking statements unless it believes it has a reasonable basis for doing so, CDT cannot guarantee their accuracy. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievements of CDT and its markets to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on any forward-looking statement. CDT undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable law.

Investor and Media Contact

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Peter Seltzberg, SVP Investor Relations and Corporate Advisory

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212-655-0924

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